February 5, 2020 TSX: SAM

STARCORE COMMENCES 3000M DRILLING PROGRAM ON THE SANTA ELENA TARGET

Vancouver, B.C. – Starcore International Mines Ltd. (TSX: SAM) (“Starcore” or the “Company”) is pleased to announce that the Company has started a surface exploration drilling program of 3000 meters on the Santa Elena target (see press release January 13, 2020), in Querétaro, Mexico.

The Company is conducting an exploration program that will consist of 10 holes between 200 to 400 meters each targeting the Santa Elena vein, which is thought to be a mirror of the San Martin vein(s), a typical epithermal gold-silver deposit characterized by low sulfation.

“The Santa Elena vein offers an excellent exploration target and is close to our current milling infrastructure,” said Salvador Garcia, Chief Operating Officer of the Company.

The structure of Santa Elena is a tabular body of silicified massive breccia of quartz between the shales in the foot wall with the limestone breached on the hanging wall. Both belong to the Soyatal Formation of the Upper Cretaceous.

The mineralization at the San Martin mine was previously thought to be associated with a dome of rhyolitic composition, and that the structure was repeated towards the east portion of that dome. New studies have detected that mineralization is associated with the stratification of the rocks. The new geological model shows the similarity of Santa Elena and the current operation area of San Martin geometrically correspond to a classic anticline, with Santa Elena being the western part of the crease flank. Photos of the new model can be viewed here.

Salvador Garcia, P.Eng., Chief Operating Officer, and a Qualified Person as defined by NI 43-101, has reviewed and approved the technical information in this press release.

About Starcore

Starcore International Mines is engaged in precious metals production with focus and experience in Mexico. This base of producing assets is complemented by exploration and development projects throughout North America. The company is a leader in Corporate Social Responsibility and advocates value driven decisions that will increase long term shareholder value. You can find more information on the investor friendly website here: www.starcore.com.

Suite 750 – 580 Hornby Street, Box 113, Vancouver, British Columbia, Canada V6C 3B6

Telephone:  (604) 602-4935   Fax:  (604) 602-4936    e-mail: investor@starcore.com    website:  www.starcore.com

ON BEHALF OF STARCORE INTERNATIONAL
MINES LTD.

Signed “Salvador Garcia”
Salvador Garcia, Chief Operating Officer

FOR FURTHER INFORMATION PLEASE CONTACT:

EVAN EADIE
Investor Relations
Telephone: (416)- 640-1936 x 203
Toll Free:   1-866-602-4935
Email: eeadie@starcore.com

The Toronto Stock Exchange has not reviewed, nor does it accept responsibility for the adequacy or accuracy of this press release.